July 28, 2014

VIA EDGAR

Securities and Exchange Commission

Mail Stop 3561

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Pamela Long

Re:	Vascular Biogenics Ltd.
Registration Statement Filed on Form F-1
Registration No. 333-196584

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between July 16, 2014 and the date hereof [            ] copies of the Preliminary Prospectus dated July 16, 2014 were distributed as follows: [            ] to institutional investors and [            ] to prospective underwriters, dealers, individuals and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on July 30, 2014, or as soon thereafter as practicable.

[signature page follows]

Very truly yours, DEUTSCHE BANK SECURITIES INC. WELLS FARGO SECURITIES, LLC As Representatives of the several Underwriters By: Deutsche Bank Securities Inc.

By:	/s/ John Reed
Name: John Reed Title: Director

By:	/s/ Benjamin Marsh
Name: Benjamin Marsh Title: Director
By: Wells Fargo Securities, LLC

By:	/s/ David Herman
Name: David Herman Title: Director

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]